Exhibit 99.1

FOR FURTHER INFORMATION:
AT INVESTOR RELATIONS INTL:
Haris Tajyar
Managing Partner
Ph: 818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE
June 1, 2007
LJ INTERNATIONAL INC. ANNOUNCES
APPOINTMENT OF KPMG AS NEW AUDITOR
HONG KONG and LOS ANGELES, June 1, 2007 — LJ International Inc. (“LJI” or the “Company”) (Nasdaq/GM: JADE), one of the fastest growing jewelry companies in the world and through its ENZO brand, the largest foreign jewelry retailer in China, today announced that it has replaced Moores Rowland Mazars and appointed KPMG as its independent registered accounting firm to audit the Company’s consolidated financial statements for the fiscal year ended December 31, 2006 and thereafter. LJI had previously engaged Moores Rowland Mazars and its predecessor firms to perform such services since LJI’s IPO in 1998 up to and including its most recent annual report on Form 20-F for the 2005 Fiscal Year ended December 31, 2005. The change was recommended by the Company’s Audit Committee and approved unanimously by the Company’s Board of Directors.
There were no disagreements with Moores Rowland Mazars on the financial statements for the fiscal years ended December 31, 2004 and 2005, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Moores Rowland Mazars, would have caused them to make reference thereto in their reports on the financial statements for such periods.
“LJI has engaged Moores Rowland Mazars for many years, and we have great respect for them and the Moores Rowland Mazars professionals with whom we have worked during that time,” said Yu Chuan Yih, Chairman and Chief Executive Officer of LJ International. “However, it is clear that the auditing environment has shifted in recent years, particularly for the heavy requirements imposed on by the Sarbanes-Oxley Act. Further, given our rapid expansion into China through our ENZO brand, we believe that KPMG’s strong presence in China will provide us with audit services of the highest quality, in a manner that is more efficient and suitable for a rapidly growing company like ours.”
To be added to LJI’s investor list, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.

About LJ International Inc.
LJ International Inc. (“LJI”) (Nasdaq/GM: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO national jewelry chain stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.
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